UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Fifth Wall Acquisition Corp. III

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

G34142 102

(CUSIP Number)

Brendan Wallace
6060 Center Drive
10th Floor
Los Angeles, California 90045
(310)-853-8878

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Steven J. Slutzky

Joshua M. Samit

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Tel: (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G34142 102

1.	Names of Reporting Persons. Fifth Wall Acquisition Sponsor III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,974,500(1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,974,500(1)(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,974,500(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Interests shown consist of (i) 7,067,500 founder shares of Fifth Wall Acquisition Corp. III (the "Issuer"), classified as Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) that will automatically convert into Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”) concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-255292) and (ii) 907,000 Class A Ordinary Shares of the Issuer purchased by Fifth Wall Acquisition Sponsor III LLC (the "Sponsor") pursuant to the Private Placement Share Purchase Agreement, dated as of May 24, 2021, by and among the Issuer and the Sponsor (“Private Placement Share Purchase Agreement”).

(2)	Includes up to 312,500 founder shares that may be forfeited depending on the extent to which the remainder of the underwriters’ over-allotment option is exercised.

(3)	Based on 35,594,500 Ordinary Shares of the Issuer outstanding following the Issuer’s public offering, which closed on May 27, 2021.

CUSIP No. G34142 102

1.	Names of Reporting Persons. Brendan Wallace
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,974,500(1)(2) (3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,974,500(1)(2) (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,974,500(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.4%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Interests shown consist of (i) 7,067,500 founder shares of Issuer, classified as Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-255292) and (ii) 907,000 Class A Ordinary Shares of the Issuer purchased by the Sponsor pursuant to the Private Placement Share Purchase Agreement.

(2)	Includes up to 312,500 founder shares that may be forfeited depending on the extent to which the remainder of the underwriters’ over-allotment option is exercised.
(3)	The Sponsor is the record holder of such shares. Andriy Mykhaylovskyy and Brendan Wallace are the managers of the Sponsor and therefore, may be deemed to have beneficial ownership of the Ordinary Shares held directly by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)	Based on 35,594,500 Ordinary Shares of the Issuer outstanding following the Issuer’s public offering, which closed on May 27, 2021.

CUSIP No. G34142 102

1.	Names of Reporting Persons. Andriy Mykhaylovskyy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,974,500(1)(2) (3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,974,500(1)(2) (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,974,500(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.4%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Interests shown consist of (i) 7,067,500 founder shares of Issuer, classified as Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-255292) and (ii) 907,000 Class A Ordinary Shares of the Issuer purchased by the Sponsor pursuant to the Private Placement Share Purchase Agreement.

(2)	Includes up to 312,500 founder shares that may be forfeited depending on the extent to which the remainder of the underwriters’ over-allotment option is exercised.
(3)	The Sponsor is the record holder of such shares. Andriy Mykhaylovskyy and Brendan Wallace are the managers of the Sponsor and therefore, may be deemed to have beneficial ownership of the Ordinary Shares held directly by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)	Based on 35,594,500 Ordinary Shares of the Issuer outstanding following the Issuer’s public offering, which closed on May 27, 2021.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) and the Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”), of Fifth Wall Acquisition Corp. III (the “Issuer”). The principal executive offices of the Issuer are located at 6060 Center Drive 10th Floor Los Angeles, California 90045.

Item 2. Identity and Background

(a)   This statement is filed by (i) Fifth Wall Acquisition Sponsor III LLC, a Cayman Island limited liability company (the “Sponsor”), (ii) Brendan Wallace, a natural person (“Mr. Wallace”) and (iii) Andriy Mykhaylovskyy, a natural person (“Mr. Mykhaylovskyy” and collectively with the Sponsor and Mr. Wallace, the “Reporting Persons”).

(b)   The address of the principal business and/or principal office of the Reporting Persons is 6060 Center Drive 10th Floor Los Angeles, California 90045.

(c)   Mr. Wallace and Mr. Mykhaylovskyy are the managers of Fifth Wall Acquisition Sponsor III LLC and therefore, may be deemed to have beneficial ownership of the Ordinary Shares held directly by the Sponsor. Both also serve as directors of the Issuer.  Mr. Wallace is the Chief Executive Officer and Chairman of the Board of the Issuer and Mr. Mykhaylovskyy serves as the Chief Financial Officer of the Issuer.

(d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Sponsor is a Cayman Islands limited liability company. Mr. Wallace and Mr. Mykhaylovskyy are both citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of the Sponsor. The working capital of the Sponsor is derived from the capital contributions of its members, including Mr. Wallace and Mr. Mykhaylovskyy.

Item 4. Purpose of Transaction

Founder Shares

Pursuant to a securities subscription agreement entered into on February 24, 2021 among the Issuer and the Sponsor (the “Securities Subscription Agreement”), the Sponsor purchased an aggregate of 4,312,500 Class B Ordinary Shares, par value $0.0001 per share (the “Founder Shares”), from the Issuer in exchange for a capital contribution of $25,000. In April 2021, the Company effected a share capitalization for Class B Ordinary Shares, resulting in the Sponsor owning 7,187,500 Founder Shares.  On May 24, 2021, our sponsor transferred 30,000 Founder Shares to each of Adeyemi Ajao, Alana Beard, Poonam Sharma Mathis and Amanda Parness, resulting in the Sponsor retaining 7,067,500 Founder Shares. 312,500 of the Founder Shares owned by the Sponsor are subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the Issuer’s initial public offering (the “IPO”) is not exercised in full or in part.

The Founder Shares will automatically convert into Class A Ordinary Shares on the first business day following the consummation of the Issuer’s initial business combination at a ratio such that the number of Class A Ordinary Shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of Ordinary Shares issued and outstanding (excluding the Private Placement Shares (as defined below)) at the consummation of the IPO, plus (ii) the sum of the total number of Class A Ordinary Shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the Issuer’s initial business combination, excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, deemed issued, or to be issued, to any seller in the initial business combination and any private placement shares issued to the Sponsor, members of the management team or any of their affiliates upon conversion of working capital loans. In no event will the Class B Ordinary Shares convert into Class A Ordinary Shares at a rate of less than one-to-one.

The foregoing description of the Securities Subscription Agreement is qualified in its entirety by reference to the Securities Subscription Agreement which is attached hereto as Exhibit 1.

Private Placement Share Purchase Agreement

On May 27, 2021, the Sponsor purchased from the Issuer an aggregate of 907,000 Class A Ordinary Shares (the “Private Placement Shares”) pursuant to the terms of a private placement share purchase agreement, dated as of May 24, 2021 (the “Private Placement Share Purchase Agreement”). The Private Placement Shares are identical to the Class A Ordinary Shares sold in the IPO, except that, so long as they are held by the Sponsor or its permitted transferees, they (i) are not redeemable by the Issuer; (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of the initial business combination; and (iii) will be entitled to registration rights.

The foregoing description of the Private Placement Share Purchase Agreement is qualified in its entirety by reference to the Private Placement Share Purchase Agreement which is attached hereto as Exhibit 2.

Letter Agreement

On May 24, 2021, the Issuer’s executive officers and directors and the Sponsor agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), to (i) waive their redemption rights with respect to the Founder Shares and Class A Ordinary Shares in connection with the completion of the Issuer’s initial business combination, (ii) waive their redemption rights with respect to their Founder Shares and Class A Ordinary Shares in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to modify the substance or timing of the Issuer’s obligation to redeem 100% of the Class A Ordinary Shares if the Issuer has not consummated an initial business combination within 24 months from the closing of its IPO or with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to their Founder Shares and Private Placement Shares if the Issuer fails to complete its initial business combination within 24 months from the closing of its initial public offering (although they will be entitled to liquidating distributions from the trust account with respect to any public Class A Ordinary Shares sold in the IPO that they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). If the Issuer submits its initial business combination to its shareholders for a vote, the Issuer’s officers and directors and the Sponsor have agreed to vote all their Ordinary Shares in favor of the initial business combination.

The Founder Shares and any Class A Ordinary Shares issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable (absent certain exceptions enumerated in the agreement) (i) in the case of the Founder Shares (or any Class A Ordinary Shares issuable upon conversion thereof), until the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the Issuer’s initial business combination, (x) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property or (y) if the closing price of the Issuer’s Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination and (ii) in the case of any Private Placement Shares, until 30 days after the completion of the initial business combination.

In addition, (absent certain exemptions enumerated in the Letter Agreement), the Issuer’s executive officers and directors and the Sponsor may not, without consent of the underwriters of the IPO, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended and the rules and regulations of the Commission promulgated thereunder, with respect to, any Ordinary Shares (including, but not limited to, Founder Shares) or any securities convertible into, or exercisable, or exchangeable for, Ordinary Shares owned by it, him or her, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Ordinary Shares (including, but not limited to, Founder Shares) or any securities convertible into, or exercisable, or exchangeable for, Ordinary Shares owned by it, him or her, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

In addition, the Letter Agreement provides that in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, an affiliate of the Sponsor or any of the Company’s officers or directors may, but are not obligated to, loan to the Issuer funds as may be required. In the event that the initial business combination does not close, the Issuer may use a portion of the working capital held outside its trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into shares of the post business combination entity at a price of $10.00 per share at the option of the lender. Such shares would be identical to the Private Placement Shares. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 3.

Registration Rights Agreement

On May 24, 2021, the Issuer, the Sponsor and the other holders named therein entered into a registration and shareholder rights agreement (the “Registration And Shareholder Rights Agreement”). Under the Registration And Shareholder Rights Agreement, the Issuer granted the Sponsor and the other holders registration rights with respect to the Founder Shares, Class A Ordinary Shares and securities that may be issued upon conversion of working capital loans. The Sponsor and other holders of such securities are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended. In addition, these holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination

The foregoing description of the Registration And Shareholder Rights Agreement is qualified in its entirety by reference to the Registration And Shareholder Rights Agreement which is attached hereto as Exhibit 4.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, purchasing additional shares, selling some or all of its Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. In addition, as Mr. Wallace and Mr. Mykhaylovskyy are executive officers of the Issuer (Chief Executive Officer and Chief Financial Officer, respectively) and members of the Issuer’s board of directors, both individuals will be involved in reviewing transactions that may result in a business combination. The Reporting Persons may purchase the Issuer’s Ordinary Sshares in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D which information is incorporated herein by reference, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Ordinary Shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Securities Subscription Agreement, dated February 24, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-255292) filed on April 16, 2021)).

2	Private Placement Share Purchase Agreement, dated May 24, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 28, 2021 (File No. 001-40415)).

3	Letter Agreement, dated May 24, 2021, by and among the Issuer, the Sponsor and each director and executive officer of the Issuer (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 28, 2021 (File No. 001-40415)).

4	Registration and Shareholder Rights Agreement, dated May 24, 2021, among the Issuer, the Sponsor and the other Holders (as defined therein) signatory thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 28, 2021 (File No. 001-40415)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2021

FIFTH WALL ACQUISITION SPONSOR III LLC

By:	Andriy Mykhaylovskyy

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Manager

BRENDAN WALLACE

By:	/s/ Brendan Wallace
Name:	Brendan Wallace

ANDRIY MYKHAYLOVSKYY

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy